UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2018

TIM S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

From 1 January 2018 the TIM Group has been applying IFRS 9 (Financial Instruments) and IFRS 15 (Revenue from Contracts with Customers). To permit comparison of the economic and financial results of the first quarter of 2018 with the corresponding period of the previous year, this communication presents the “comparable” profit and loss and balance sheet figures, formulated according to the preceding accounting principles (IAS 39, IAS 18, IAS 11 and their Interpretations).

TIM’S BOARD APPROVES Q1 2018 FINANCIAL REPORT

SOLID QUARTERLY RESULTS, DRIVEN BY POSITIVE PERFORMANCE IN ITALY AND STRONG GROWTH IN BRAZIL SUPPORTED BY DIGITIM STRATEGY

•	Group Revenues: 4.7 billion euros, +2.7% YoY (organic)

•	Group EBITDA: 2 billion euros, +1.8% YoY (organic and excluding non-recurring charges)

•	Group EBIT: 0.9 billion euros, +3.0% YoY (organic and excluding non-recurring charges)

•	Group Net Income: 250 million euros, +25% YoY

•	Group adjusted net financial debt: 25,537 million euros (25,308 million euros at 31 December 2017)

Rome, 16 May 2018

The Board of Directors of TIM met today, chaired by Fulvio Conti, to approve the Interim Report on Operations to 31 March 2018.

On an organic basis, consolidated total revenues were boosted by the positive performance of service revenues at Group level (+3.1% YoY), in Italy (+2%YoY) and Brazil (+6.4% YoY).

On reported figures, non-recurring operating charges totalled 95 million euros impacting Group reported EBITDA which stands at 1.9 billion euros. Non-recurring operating expenses were mainly in relation to provisions covering the €74.3mln fine levied on 8 May 2018 for alleged infringement of the “Golden Power” rule, which TIM is contesting and will appeal against shortly. Organic EBITDA stood at 2 billion euros before non-recurring components (+1.8% YoY).

“The solid results of Q1 2018 are driven by positive Domestic performance and strong growth in Brazil which confirm we are already leveraging on the progress made with our DigiTIM strategy”, comments TIM CEO, Amos Genish. “In Italy, both the Mobile and Fixed UBB customer base, together with ARPU, are steadily growing, rewarding TIM’s continuous coverage upgrading and focus on quality, supporting our premium player position.”

Domestic mobile continued its positive progression with an impressive +4.7% YoY growth in total revenues, supported by the steady mobile BB and UBB uptake (+158k users and +354k users respectively), reaching an active customer base of 27,4 million users (+1.4%). Service revenues performance was also strong, up +3.7% YoY. ARPU Human grew by +4,6% YoY.

Domestic fixed continued its positive evolution, posting +2.3% YoY increase in service retail revenues, with a 314k UBB retail net adds. Adding the wholesale component of 319k, the total UBB net adds in the quarter reaches 634k, leading to a total of 3.8 mln TIM UBB lines. TIM’s premium player position was enhanced by further coverage improvements and is characterised by new simplified and flexible offers, optimized acquisitions via a mix of channels (online, direct and stores), and a reinforced convergent proposition. As a result, the domestic fixed business posted a solid ARPU growth, both in Consumer (+2.7% YoY) and in BB (+10,9%), confirming the success of TIM’s premium positioning.

The content convergence strategy is building up steadily with new offers and content partnerships, contributing to the +6.5% QoQ increase of the TIMVISION fixed customer base.

Domestic organic EBITDA YoY performance was negatively impacted by the ongoing negotiations with the Unions to renew the Personnel Solidarity Agreement which expired at the end of 2017. Net of one-offs, the underlying domestic EBITDA trend shows a +1.3% YoY progression.

In Brazil, the recovery is well on track with a solid step up in cash flow generation, shown by an impressive +40% YoY growth in EBITDA less Capex. Mobile ARPU was strongly up, showing a 13.8% YoY growth. The Business Unit posted a positive +4.8% YoY increase in total revenues, supported by more post-paid mobile and more fixed broadband.

Group Adjusted Net Financial Position stood at 25,5 billion euro, impacted negatively also by the VAT split payment effect which absorbed approximately 400 mln euro in Q1; excluding this, the Group net debt was 150mln euro lower than at 31 December 2017.

***

The results of Q1 2018 will be presented to the financial community during a conference call scheduled for 17 May at 2.00 p.m. (CET). Journalists may listen in to the presentation, without asking questions, by calling 0633168. The presentation slides will be available at www.telecomitalia.com/1Q2018/eng.

MAIN CHANGES TO THE TIM GROUP CONSOLIDATION PERIMETER

There were no changes to the consolidation perimeter in the first quarter of 2018 or in the same period of 2017.

TIM Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @TIMnewsroom

TIM Investor Relations

www.telecomitalia.com/investor_relations

TIM draws up and publishes Interim Reports on Operations for the first and third quarters of each year on a voluntary basis.

The consolidated figures in the TIM Group’s Interim Report on Operations to 31 March 2018 have been formulated in accordance with the IFRS accounting standards issued by the IASB and incorporated by the EU; these figures are not subject to audit.

The accounting policies and consolidation principles adopted are consistent with those adopted in the Annual Consolidated Financial Statements of the TIM Group as at 31 December 2017, apart from the new accounting policies adopted from 1 January 2018, the effects of which are illustrated in the chapter entitled “Adoption of the new IFRS 9 and IFRS 15 standards”, annexed to this report, to which reference should be made for further details.

To permit comparison of the economic and financial results of the first quarter of 2018 with the corresponding period of the previous year, this communication presents the “comparable” profit and loss and balance sheet figures, formulated according to the preceding accounting principles (IAS 39, IAS 18, IAS 11 and their Interpretations).

In addition to the conventional IFRS financial performance indicators, TIM Group uses certain alternative performance indicators in order to give a clearer picture of the general performance and financial position of the company. Specifically, the alternative performance indicators are: EBITDA; EBIT; organic change in revenues, in EBITDA and EBIT; EBITDA margin and EBIT margin; net financial debt carrying amount and adjusted net financial debt. The meaning and content of these indicators are explained in the annexes. Note that the chapter “Business Outlook for the 2018 fiscal year”, contains forward-looking statements about the Group’s intentions, beliefs and current expectations with regard to its financial results and other aspects of the Group’s operations and strategies. Readers of this Press Release should not place undue reliance on such forward-looking statements, as final results may differ significantly from those contained in these forecasts owing to a number of factors, the majority of which are beyond the Group’s control.

TIM GROUP RESULTS

The revenues of the first quarter of 2018 totalled 4,709 million euros. The comparable revenues of the first quarter of 2018 totalled 4,742 million euros, 1.6% down compared to the first quarter of 2017 (4,819 million euros): the positive trend in the revenues of the Domestic Business Unit (+62 million euros) was offset by the reduction in the Brazil Business Unit (-144 million euros), which was entirely related to a negative exchange rate effect of 191 million euros, in the absence of which there would have been growth of 47 million euros.

The analysis of the revenues of the first quarter of 2018, broken down by operating sector, compared to the first quarter of 2017, using the same accounting standards, is as follows:

	Q1 2018		Q1 2017		Changes
	comparable
(million euros)		% of total		% of total	absolute	%	% organic
Domestic	3,709	78.2	3,647	75.7	62	1.7	2.0
Core Domestic	3,481	73.4	3,395	70.5	86	2.5	2.5
International Wholesale	286	6.0	310	6.4	(24)	(7.7)	(4.3)
Brazil	1,037	21.9	1,181	24.5	(144)	(12.2)	4.8
Other Assets	—	—	—	—	—
Adjustments and eliminations	(4)	(0.1)	(9)	(0.2)	5
Consolidated Total	4,742	100.0	4,819	100.0	(77)	(1.6)	2.7

EBITDA in the first quarter of 2018 totalled 1,817 million euros. Comparable EBITDA in the first quarter of 2018 totalled 1,893 million euros (1,990 million euros in Q1 2017), 97 million euros (-4.9%) lower, with a margin of 39.9% (41.3% in Q1 2017, -1.4 percentage points).

Organic EBITDA decreased by 35 million euros (-1.8%) compared with the first quarter of 2017, accounting for a percentage of revenues down by 1.9 percentage points from 41.8% in Q1 2017 to 39.9% in Q1 2018.

TIM Group posted non-recurring operating charges totalling 95 million euros in the first quarter of 2018 (24 million euros in Q1 2017, at the same exchange rates), primarily due to provisions made against the financial penalty of 74.3 million euros imposed for the alleged breach of article 2 of legislative decree 21 of 15/3/2012 (the “Golden Power” law), in an order issued on 8 May 2018. The Company has already appealed the order of the Presidency of the Council of Ministers made in September 2017 that confirmed the alleged breach by TIM of its obligation to notify, pursuant to the

Golden Power law, that Vivendi S.A. had assumed control. The company will now proceed to appeal the order that imposed the aforementioned financial penalty. The Company considers that it has solid legal arguments to oppose the said decisions of the Presidency of the Council of Ministers and obtain their abrogation.

Organic EBITDA, net of the non-recurring component, totalled 1,988 million euros, an increase of 1.8%.

The details of Q1 2018 comparable EBITDA and the margins of the first quarter of 2018 vs the same period in 2017 (using the same accounting standards, broken down by operational sector) are as follows:

	Q1 2018		Q1 2017		Changes
	comparable
(million euros)		% of total		% of total	absolute	%		% organic
Domestic	1,533	81.0	1,621	81.5	(88)	(5.4)		(5.3)
Margin (%)	41.3		44.4			(3.1	) pp	(3.2	) pp
Brazil	365	19.3	372	18.7	(7)	(1.9)		16.8
Margin (%)	35.2		31.6			3.6 pp		3.6 pp
Other Assets	(5)	(0.3)	(4)	(0.2)	(1)
Adjustments and eliminations	—	—	1	—	(1)
Consolidated Total	1,893	100.0	1,990	100.0	(97)	(4.9)		(1.8)
Margin (%)	39.9		41.3			(1.4	) pp	(1.9	) pp

EBIT for the first quarter of 2018 totalled 764 million euros. Comparable EBIT in the first quarter of 2018 totalled 806 million euros, 59 million euros (-6.8%) lower than the first quarter of 2017 (865 million euros), with a margin of 17.0% (17.9% in Q1 2017, -0.9 percentage points).

Organic EBIT was down 45 million euros (-5.3%), with a margin of 17.0% (18.4% in Q1 2017).

EBIT in the first quarter of 2018 reflected the negative impact of non-recurring net charges for a total of 95 million euros (24 million euros in Q1 2017, at the same exchange rate). Excluding these charges, the organic change in EBIT would have been positive for 26 million euros (+3.0%), with a margin of 19.0%.

The net profit for the first quarter of 2018 attributable to the Shareholders of the Controlling Company totalled 216 million euros – the comparable net profit stood at 250 million euros (200 million euros in Q1 2017).

The TIM Group headcount at 31 March 2018 was 59,489, including 49,584 in Italy (59,429 at 31 December 2017, including 49,689 in Italy).

Capital expenditure totalling 660 million euros may be broken down by operating sector as follows:

	Q1 2018	Q1 2018		Q1 2017		Changes
		comparable
(million euros)		(a)	% of total	(b)	% of total	(a-b)
Domestic	507	533	76.8	631	75.9	(98)
Brazil	153	161	23.2	200	24.1	(39)
Adjustments and eliminations	—	—	—	—	—	—
Consolidated Total	660	694	100.0	831	100.0	(137)
% on Revenues applying the same standards	14.0	14.6		17.2		(2.6	) pp

Applying the same accounting standards, capital expenditure in the first quarter of 2018 totalled 694 million euros, 137 million euros less than in the first quarter of 2017.

In particular:

•	the Domestic Business Unit posted investments totalling 533 million euros, 98 million euros less than in the first quarter of 2017 due to continual attention to capital allocation choices based on strategic priorities and profitability

•	the Brazil Business Unit posted investments totalling 161 million euros in the first quarter of 2018, 39 million euros less than in the same period in 2017. Excluding the impact of exchange rate changes, totalling 32 million euros, the reduction was 7 million euros. The investments were primarily targeted at strengthening the mobile ultrabroadband network and developing the TIM Live fixed broadband business.

Cash flow from Group operations was negative for 17 million euros (positive for 361 million euros in the first quarter of 2017). The increased requirement in the first quarter of 2018 was primarily attributable to the payment of 400 million euros in outstanding VAT by TIM S.p.A. (no payment made in the first quarter of 2017), connected to the introduction of the split payment mechanism in Italy from July 2017.

Adjusted Net Financial Debt was 25,537 million euros at 31 March 2018, 229 million euros higher than at 31 December 2017 (25,308 million euros). The net carrying amount of debt at 31 March 2018 was 26,494 million euros, 403 million euros higher than at 31 December 2017 (26,091 million euros).

The liquidity margin was 7.879 million euros, and was calculated taking account of:

•	“Cash and Cash Equivalents” and “Securities other than investments” for a total of 2,879 million euros (4,568 million euros at 31 December 2017);

•	the total of the new Revolving Credit Facility stipulated in January 2018, totalling 5,000 million euros.

This margin means that the financial liabilities of the TIM Group falling due can be covered for at least the next 24 months.

BUSINESS UNIT RESULTS

DOMESTIC

The revenues of the first quarter of 2018 totalled 3.681 million euros. The comparable revenues of the first quarter of 2018 totalled 3,709 million euros, an increase of 62 million euros over the first quarter of 2017 (+1.7%), confirming the progressive recovery that had already started in the previous year. Service revenues totalled 3,399 million euros, and these too were higher than in the first quarter of 2017 (+57 million euros, +1.7%), benefiting from the constant development of both the Mobile and Fixed Broadband customer bases, and the sustained Fixed ARPU levels consequent on the increase in penetration of ultrabroadband connectivity services (Fibre and LTE) and digital and ICT services.

In detail:

•	The revenues of Fixed market services totalled 2,419 million euros, substantially in line with the first quarter of 2017 ( -0.2%). The inevitable contraction in revenues from traditional voice services (-47 million euros) consequent on the decrease in traditional accesses and the reduction of regulated prices for some wholesale services (-14 million euros) has been more than offset by the increase in revenues from ICT solutions (+13 million euros, +8.1%) and, above all, by the development of revenues from innovative data connectivity services (+84 million euros, +17%) led by the growth in Ultrabroadband customer numbers (+1.2 million compared to the first quarter of 2017) which reached 2.5 million (3.8 million if wholesale lines are included);

•	Mobile market service revenues totalled 1,123 million euros, with an increase of 40 million euros compared to the first quarter of 2017 (+3.7%). This was driven by positive competitive performance, which led to growth in the customer base with no significant dilution effects on ARPU levels.

Revenues from product sales, including changes to work in progress, totalled 310 million euros in the first quarter of 2018 (+5 million euros higher than in the same period of the previous year), and reflect the increase in sales of smartphones and other enabling devices (smart TVs, Smart Home products, modems, set-top boxes, etc.).

•	Core Domestic Revenues

Core Domestic revenues totalled 3,481 million euros, an increase of 2.5% (3,395 million euros in Q1 2017).

The performance of the individual market segments as compared with the first quarter of 2017 is as follows:

•	Consumer: the revenues of the Consumer segment in the first quarter of 2018 totalled 1,851 million euros, with an increase of 31 million euros (+1.7%) on Q1 of the previous year, confirming the recovery trend that started in 2017. Service revenues totalled 1,669 million euros, higher than the first quarter of 2017 (+24 million euros). They benefit in particular of the constant growth of mobile internet and digital services and of the positive performance of the Broadband and Ultrabroadband customer base, and the actions to support the overall resilience of ARPU levels.

•	Business: the revenues of the Business segment totalled 1,160 million euros, an increase of 40 million euros compared to the first quarter of 2017 (+3.6%, with service revenues +4.1%), thanks to the growth in new digital services (+13.9% compared to Q1 2017) and to growth in revenues from ICT services (+7.8%) notwithstanding the fall in prices and revenues from traditional services.

•	Wholesale: the Wholesale segment posted revenues of 420 million euros in the first quarter of 2018, up slightly by 1 million euros (+0.2%) from the same period of 2017. The reduction in regulated prices, -14 million euros, was offset primarily by growth in accesses, led by the UBB compartment.

•	International Wholesale – Telecom Italia Sparkle Group Revenues

Telecom Italia Sparkle - International Wholesale revenues in the first quarter of 2018 totalled 286 million euros, 24 million euros (-7.7%) less than in the first quarter of 2017. This result was primarily due to the expiry of long term contracts for the Mediterranean Basin and the fall in the value of the dollar against the euro, which had a significant effect on IP/Data and Voice Services Revenues.

The EBITDA of the Domestic Business Unit was 1,470 million euros in the first quarter of 2018. The comparable EBITDA in the first quarter of 2018 totalled 1,533 million euros, 88 million euro less than in the first quarter of 2017 (-5.4%), with a margin of 41.3%, (-3.1 percentage points compared to the same period of the previous year). Organic EBITDA net of non-recurring charges (95 million euros in the first quarter of 2018 and 24 million euros in the same period of the previous year) posted a fall of 0.9%, with a margin of 43.9% (1.3 percentage points less than in the first quarter of 2017).EBIT for the Domestic Business Unit in the first quarter of 2018 was 639 million euros. The comparable EBIT for the first quarter of 2018 was 678 million euros (787 million euros in Q1 2017), a fall of 109 million euros (-13.9%), with a margin of 18.3% (21.6% in Q1 2017). EBIT in the first quarter of 2018 reflected the negative impact of non-recurring charges totalling 95 million euros (24 million euros in the same period of 2017).

Excluding these charges, the organic change in EBIT would have been negative and equal to -4.6%, with a margin of 20.8%.

The trend in EBIT reflects the reduction in EBITDA mentioned above, and the increase in amortisation (+19 million euros).

The headcount, of 49,722 employees, fell by 129 employees compared to 31 December 2017.

BRAZIL (average real/euro exchange rate 3.99014)

The revenues of the TIM Brasil group totalled 4,120 million reais in the first quarter of 2018. Comparable revenues in the first quarter of 2018 totalled 4,139 million reais, an increase of 188 million reais (+4.8%) compared to the same period of the previous year. Service revenues, using the same accounting principles, totalled 3,983 million reais, with an increase of 239 million reais compared to the 3,744 million reais of the first quarter of 2017 (+6.4%).

Revenues from product sales, using the same accounting principles, totalled 156 million reais, (207 million reais in Q1 2017; -24.6%). The fall reflects the change in commercial policy, more focussed on value than on the volumes sold, and aimed at developing the acquisition of new handsets that can use broadband services on the 3G/4G networks by TIM’s customers, and supporting the new offers to retain the highest value post-paid customers.

Mobile ARPU in the first quarter of 2018, using the same accounting principles, was 21.6 reais, 13.8% higher than the value recorded in the first quarter of 2017 (19.0 reais).

The total number of lines at 31 March 2018 was 57,894 thousand, a decrease of 740 thousand from the figure at 31 December 2017 (58,634 thousand). This fall is entirely attributable to the prepaid segment (-1,409 thousand), and is only partially offset by the growth in the post-paid segment (+669 thousand), also as an effect of the ongoing consolidation in the second SIM card market. Post-paid customers represent 31.9% of the customer base at 31 March 2018, an increase of 1.5 percentage points compared to December 2017 (30.4%).

EBITDA for the first quarter of 2018 was 1,407 million reais.

The comparable EBITDA for the first quarter of 2018 totalled 1,456 million reais, 209 million reais higher than in the same period of the previous year (+16.8%). The growth in EBITDA may be attributed to both the positive trend in revenues and to the benefits deriving from the efficiency projects on the operating costs structure.

The EBITDA margin was 35.2%, using the same accounting principles, 3.6 percentage points higher than in the first quarter of 2017.

EBIT for the first quarter of 2018 totalled 523 million reais.

The comparable EBIT for the first quarter of 2018 totalled 530 million reais, 258 million reais (+94.9%) higher than in the same period of the previous year (272 million reais). This result benefited from the higher EBITDA (+209 million reais) and lower depreciation and amortisation (-49 million reais)

The headcount stood at 9,670 employees (9,508 as of 31 December 2017).

EVENTS SUBSEQUENT TO 31 MARCH 2018

APPOINTMENT OF THE NEW BOARD OF DIRECTORS

See the Press Release on the same subject issued on Friday 4 May 2018

APPOINTMENT OF THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER

See the Press Release on the same subject issued on Monday 7 May 2018

OUTLOOK FOR THE 2018 FINANCIAL YEAR

See the press release on the 2018-2020 Strategic Plan, issued on Tuesday 6 March 2018.

***

The Executive responsible for preparing the corporate accounting documents, Piergiorgio Peluso, hereby declares, pursuant to subsection 2, Art.154 bis of Italy’s Consolidated Law on Finance, that the accounting information contained herein corresponds to the company’s documentation, accounting books and records.

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the TIM Group. Such measures, which are presented in the periodical financial reports (annual and interim), should, however, not be considered as a substitute for those required by IFRS.

The alternative performance measures used are described below:

•	EBITDA: this financial measure is used by TIM as a financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level) in addition to EBIT.

These measures are calculated as follows:

Profit (loss) before tax from continuing operations

+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method

EBIT - Operating profit (loss)

+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

•	Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation and exchange differences.

TIM believes that the presentation of the organic change in Revenues, EBITDA and EBIT allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level); this method of presenting information is also used in presentations to analysts and investors. In this press release, is also provided the reconciliation between the “accounting or reported” data and the “organic” ones.

•	EBITDA margin and EBIT margin: TIM believes that these margins represent some useful indicator of the ability of the Group (as a whole and at Business Unit level) to generate profits from its revenues. In fact, EBITDA margin and EBIT margin measure the operating performance of an entity by analyzing the percentage of revenues that are converted into EBITDA and EBIT respectively. Such indicators are used by TIM in internal presentations (business plans) and in external presentations (to analysts and investors) in order to illustrate the results from operations also through the comparison of the operating results of the period with those of the prior periods.

•	Net Financial Debt: TIM believes that the Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets.

In this press release is included a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

In order to better represent the actual change in Net Financial Debt, in addition to the usual measure (named “Net financial debt carrying amount”) is also shown the “Adjusted net financial debt”, which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	Gross Financial Debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Discontinued operations/Non-current assets held for sale
B)	Financial Assets
C=(A - B)	Net Financial Debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E=(C + D)	Adjusted Net Financial Debt

The reclassified Separate Consolidated Income Statements, Consolidated Statements of Comprehensive Income, Consolidated Statements of Financial Position and the Consolidated Statements of Cash Flows as well as the Consolidated Net Financial Debt of the TIM Group, herewith presented, are the same as those included in the Interim Management Report of the Interim Financial Report at March 31, 2018 and are unaudited.

Such statements, as well as the Consolidated Net Financial Debt are in any case consistent with the ones of the consolidated financial statements included in the annual and first half financial reports.

The accounting policies and consolidation principles have been applied on a basis consistent with those adopted in the Annual Consolidated Financial Statements at December 31, 2017, except for the new accounting principles applied starting from January 1, 2018 whose effects are shown in the following chapter “TIM Group - Adoption of the new IFRS 9 and IFRS 15 standards”.

To enable the year-on-year comparison of the economic and financial performance for the first quarter of 2018, this press release shows “comparable” financial position figures and “comparable” income statement figures, prepared in accordance with the previous accounting standards applied (IAS 39, IAS 18, IAS 11, and relative Interpretations).

TIM GROUP - SEPARATE CONSOLIDATED INCOME STATEMENTS

	1st Quarter 2018	1st Quarter 2018 comparable	1st Quarter 2017	Change (a-b)
(millions of euros)		(a)	(b)	amount	%
Revenues	4,709	4,742	4,819	(77)	(1.6)
Other income	57	57	78	(21)	(26.9)
Total operating revenues and other income	4,766	4,799	4,897	(98)	(2.0)
Acquisition of goods and services	(1,996)	(1,969)	(2,061)	92	4.5
Employee benefits expenses	(780)	(773)	(760)	(13)	(1.7)
Other operating expenses	(368)	(359)	(273)	(86)	(31.5)
Change in inventories	37	37	28	9	32.1
Internally generated assets	158	158	159	(1)	(0.6)
Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	1,817	1,893	1,990	(97)	(4.9)
Depreciation and amortization	(1,055)	(1,089)	(1,129)	40	3.5
Gains (losses) on disposals of non-current assets	2	2	4	(2)	(50.0)
Impairment reversals (losses) on non-current assets	—	—	—	—	—
Operating profit (loss) (EBIT)	764	806	865	(59)	(6.8)
Share of profits (losses) of associates and joint ventures accounted for using the equity method	(2)	(2)	—	(2)	—
Other income (expenses) from investments	10	10	—	10	—
Finance income	327	322	385	(63)	(16.4)
Finance expenses	(684)	(676)	(769)	93	12.1
Profit (loss) before tax from continuing operations	415	460	481	(21)	(4.4)
Income tax expense	(163)	(174)	(256)	82	32.0
Profit (loss) from continuing operations	252	286	225	61	27.1
Profit (loss) from Discontinued operations/Non-current assets held for sale	—	—	—	—	—
Profit (loss) for the period	252	286	225	61	27.1
Attributable to:				—
Owners of the Parent	216	250	200	50	25.0
Non-controlling interests	36	36	25	11	44.0

TIM GROUP - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In accordance with IAS 1 (Presentation of Financial Statements) here below are presented the Consolidated Statements of Comprehensive Income, including the Profit (loss) for the period, as shown in the Separate Consolidated Income Statements, and all non-owner changes in equity.

			1st Quarter	1st Quarter
(millions of euros)			2018	2017
Profit (loss) for the period	(a	)	252	225
Other components of the Consolidated Statement of Comprehensive Income
Other components that will not be reclassified subsequently to Separate Consolidated Income Statement
Financial assets measured at fair value through other comprehensive income:
Profit (loss) from fair value adjustments			—	—
Income tax effect			—	—
	(b	)	—	—
Remeasurements of employee defined benefit plans (IAS19):
Actuarial gains (losses)			—	—
Income tax effect			—	—
	(c	)	—	—
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—
Income tax effect			—	—
	(d	)	—	—
Total other components that will not be reclassified subsequently to Separate Consolidated Income Statement	(e=b+c+d	)	—	—
Other components that will be reclassified subsequently to Separate Consolidated Income Statement
Financial assets measured at fair value through other comprehensive income:
Profit (loss) from fair value adjustments			(14)	(3)
Loss (profit) transferred to Separate Consolidated Income Statement			16	(3)
Income tax effect			1	2
	(f	)	3	(4)
Hedging instruments:
Profit (loss) from fair value adjustments			(281)	69
Loss (profit) transferred to Separate Consolidated Income Statement			95	56
Income tax effect			44	(33)
	(g	)	(142)	92
Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations			(167)	73
Loss (profit) on translating foreign operations transferred to Separate Consolidated Income Statement			—	—
Income tax effect			—	—
	(h	)	(167)	73
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—
Loss (profit) transferred to Separate Consolidated Income Statement			—	—
Income tax effect			—	—
	(i	)	—	—
Total other components that will be reclassified subsequently to Separate Consolidated Income Statement	(k=f+g+h+i	)	(306)	161
Total other components of the Consolidated Statement of Comprehensive Income	(m=e+k	)	(306)	161
Total comprehensive income (loss) for the period	(a+m	)	(54)	386
Attributable to:
Owners of the Parent			(41)	337
Non-controlling interests			(13)	49

TIM GROUP - CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

			3/31/2018	12/31/2017	Change
(millions of euros)			(a)	(b)	(a-b)
Assets
Non-current assets
Intangible assets
Goodwill			29,431	29,462	(31)
Intangible assets with a finite useful life			6,786	7,192	(406)
			36,217	36,654	(437)
Tangible assets
Property, plant and equipment owned			13,978	14,216	(238)
Assets held under finance leases			2,146	2,331	(185)
			16,124	16,547	(423)
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method			16	17	(1)
Other investments			53	51	2
Non-current financial assets			1,438	1,768	(330)
Miscellaneous receivables and other non-current assets			2,169	2,422	(253)
Deferred tax assets			903	993	(90)
			4,579	5,251	(672)
Total Non-current assets	(a	)	56,920	58,452	(1,532)
Current assets
Inventories			326	290	36
Trade and miscellaneous receivables and other current assets			5,335	4,959	376
Current income tax receivables			39	77	(38)
Current financial assets
Securities other than investments, financial receivables and other current financial assets			1,668	1,430	238
Cash and cash equivalents			1,680	3,575	(1,895)
			3,348	5,005	(1,657)
Current assets sub-total			9,048	10,331	(1,283)
Discontinued operations /Non-current assets held for sale			—	—	—
Total Current assets	(b	)	9,048	10,331	(1,283)
Total Assets	(a+b	)	65,968	68,783	(2,815)

			3/31/2018	12/31/2017	Change
(millions of euros)			(a)	(b)	(a-b)
Equity and Liabilities
Equity
Equity attributable to owners of the Parent			21,434	21,557	(123)
Non-controlling interests			2,208	2,226	(18)
Total Equity	(c	)	23,642	23,783	(141)
Non-current liabilities
Non-current financial liabilities			26,260	28,108	(1,848)
Employee benefits			1,738	1,736	2
Deferred tax liabilities			235	265	(30)
Provisions			827	825	2
Miscellaneous payables and other non-current liabilities			1,363	1,678	(315)
Total Non-current liabilities	(d	)	30,423	32,612	(2,189)
Current liabilities
Current financial liabilities			5,020	4,756	264
Trade and miscellaneous payables and other current liabilities			6,809	7,520	(711)
Current income tax payables			74	112	(38)
Current liabilities sub-total			11,903	12,388	(485)
Liabilities directly associated with Discontinued operations/Non-current assets held for sale			—	—	—
Total Current Liabilities	(e	)	11,903	12,388	(485)
Total Liabilities	(f=d+e	)	42,326	45,000	(2,674)
Total Equity and liabilities	(c+f	)	65,968	68,783	(2,815)

TIM GROUP - CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euros)			1st Quarter 2018	1st Quarter 2017
Cash flows from operating activities:
Profit (loss) from continuing operations			252	225
Adjustments for:
Depreciation and amortization			1,055	1,129
Impairment losses (reversals) on non-current assets (including investments)			—	13
Net change in deferred tax assets and liabilities			137	155
Losses (gains) realized on disposals of non-current assets (including investments)			(2)	(4)
Share of losses (profits) of associates and joint ventures accounted for using the equity method			2	—
Change in provisions for employee benefits			(5)	(7)
Change in inventories			(36)	(29)
Change in trade receivables, net amounts due from customers on construction contracts and contract asset			(210)	31
Change in trade payables			(19)	(48)
Net change in current income tax receivables/payables			(1)	76
Net change in miscellaneous receivables/payables and other assets/liabilities			(243)	(156)
Cash flows from (used in) operating activities	(a	)	930	1,385
Cash flows from investing activities:
Purchase of intangible assets			(186)	(327)
Purchase of tangible assets			(489)	(519)
Total purchase of intangible and tangible assets on an accrual basis			(675)	(846)
Change in amounts due for purchases of intangible and tangible assets			(609)	(634)
Total purchase of intangible and tangible assets on a cash basis			(1,284)	(1,480)
Capital grants received			2	—
Acquisition of control of companies or other businesses, net of cash acquired			—	—
Acquisitions/disposals of other investments			(2)	—
Change in financial receivables and other financial assets (excluding hedging and non-hedging derivatives under financial assets)			(230)	383
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of			—	—
Proceeds from sale/repayments of intangible, tangible and other non-current assets			8	2
Cash flows from (used in) investing activities	(b	)	(1,506)	(1,095)
Cash flows from financing activities:
Change in current financial liabilities and other			(505)	(214)
Proceeds from non-current financial liabilities (including current portion)			102	1,182
Repayments of non-current financial liabilities (including current portion)			(896)	(775)
Changes in hedging and non-hedging derivatives			293	—
Share capital proceeds/reimbursements (including subsidiaries)			—	—
Dividends paid			—	—
Changes in ownership interests in consolidated subsidiaries			1	—
Cash flows from (used in) financing activities	(c	)	(1,005)	193
Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d	)	—	—
Aggregate cash flows	(e=a+b+c+d	)	(1,581)	483
Net cash and cash equivalents at beginning of the period	(f	)	3,246	3,952
Net foreign exchange differences on net cash and cash equivalents	(g	)	(19)	24
Net cash and cash equivalents at end of the period	(h=e+f+g	)	1,646	4,459

Additional Cash Flow information

	1st Quarter	1st Quarter
(millions of euros)	2018	2017
Income taxes (paid) received	(22)	(17)
Interest expense paid	(553)	(613)
Interest income received	106	120
Dividends received	—	—

Analysis of Net Cash and Cash Equivalents

	1st Quarter	1st Quarter
(millions of euros)	2018	2017
Net cash and cash equivalents at beginning of the period
Cash and cash equivalents - from continuing operations	3,575	3,964
Bank overdrafts repayable on demand – from continuing operations	(329)	(12)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	—
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—
	3,246	3,952
Net cash and cash equivalents at end of the period
Cash and cash equivalents - from continuing operations	1,680	4,461
Bank overdrafts repayable on demand – from continuing operations	(34)	(2)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	—
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—
	1,646	4,459

TIM GROUP - NET FINANCIAL DEBT

	3/31/2018	12/31/2017	Change
(millions of euros)	(a)	(b)	(a-b)
Non-current financial liabilities
Bonds	19,009	19,981	(972)
Amounts due to banks, other financial payables and liabilities	5,177	5,878	(701)
Finance lease liabilities	2,074	2,249	(175)
	26,260	28,108	(1,848)
Current financial liabilities (*)
Bonds	2,914	2,221	693
Amounts due to banks, other financial payables and liabilities	1,933	2,354	(421)
Finance lease liabilities	173	181	(8)
	5,020	4,756	264
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	—	—	—
Total gross financial debt	31,280	32,864	(1,584)
Non-current financial assets
Securities other than investments	—	—	—
Financial receivables and other non-current financial assets	(1,438)	(1,768)	330
	(1,438)	(1,768)	330
Current financial assets
Securities other than investments	(1,199)	(993)	(206)
Financial receivables and other current financial assets	(469)	(437)	(32)
Cash and cash equivalents	(1,680)	(3,575)	1,895
	(3,348)	(5,005)	1,657
Financial assets relating to Discontinued operations/Non-current assets held for sale	—	—	—
Total financial assets	(4,786)	(6,773)	1,987
Net financial debt carrying amount	26,494	26,091	403
Reversal of fair value measurement of derivatives and related financial liabilities/assets	(957)	(783)	(174)
Adjusted Net Financial Debt	25,537	25,308	229
Breakdown as follows:
Total adjusted gross financial debt	29,616	31,149	(1,533)
Total adjusted financial assets	(4,079)	(5,841)	1,762
(*) of which current portion of medium/long-term debt:
Bonds	2,914	2,221	693
Amounts due to banks, other financial payables and liabilities	1,283	1,371	(88)
Finance lease liabilities	173	181	(8)

TIM GROUP - OPERATING FREE CASH FLOW

	1st Quarter	1st Quarter
(millions of euros)	2018	2017	Change
EBITDA	1,817	1,990	(173)
Capital expenditures on an accrual basis	(660)	(831)	171
Change in net operating working capital:	(1,238)	(795)	(443)
Change in inventories	(36)	(29)	(7)
Change in trade receivables, net receivables for contract work and assets arising from contracts	(210)	31	(241)
Change in trade payables (*)	(643)	(697)	54
Other changes in operating receivables/payables	(349)	(100)	(249)
Change in provisions for employee benefits	(5)	(7)	2
Change in operating provisions and Other changes	69	4	65
Net operating free cash flow	(17)	361	(378)
% of Revenues	(0.4)	7.5	(7.9	) pp

(*)	Includes the change in trade payables for amounts due to fixed assets suppliers.

TIM GROUP - INFORMATION BY OPERATING SEGMENTS

DOMESTIC

	1st Quarter 2018	1st Quarter 2018	1st Quarter 2017	Change (a-b)
		comparable
(millions of euros)		(a)	(b)	amount	%	% organic
Revenues	3,681	3,709	3,647	62	1.7	2.0
EBITDA	1,470	1,533	1,621	(88)	(5.4)	(5.3)
EBITDA margin	39.9	41.3	44.4		(3.1) pp	(3.2) pp
EBIT	639	678	787	(109)	(13.9)	(13.7)
EBIT margin	17.4	18.3	21.6		(3.3) pp	(3.3) pp
Headcount at period-end (number)	49,722		(1) 49,851	(129)	(0.3)

•	Headcount at December 31, 2017.

Core Domestic

	1st Quarter 2018	1st Quarter 2017	Change
	comparable
(millions of euros)			amount	%
Revenues	3,481	3,395	86	2.5
Consumer	1,851	1,820	31	1.7
Business	1,160	1,120	40	3.6
Wholesale	420	419	1	0.2
Other	50	36	14	38.9
EBITDA	1,510	1,583	(73)	(4.6)
EBITDA margin	43.4	46.6		(3.2) pp
EBIT	682	776	(94)	(12.1)
EBIT margin	19.6	22.9		(3.3) pp
Headcount at period-end (number)	48,966	(1) 49,095	(129)	(0.3)

•	Headcount at December 31, 2017.

International Wholesale – Telecom Italia Sparkle group

	1st Quarter 2018	1st Quarter 2017	Change
	comparable
(millions of euros)			amount	%	% Organic
Revenues	286	310	(24)	(7.7)	(4.3)
of which third parties	240	261	(21)	(8.0)	(4.0)
EBITDA	24	42	(18)	(42.9)	(38.5)
EBITDA margin	8.4	13.5		(5.1) pp	(4.6) pp
EBIT	(4)	12	(16)
EBIT margin	(1.4)	3.9		(5.3) pp	(5.1) pp
Headcount at period-end (number)	756	(1)756	—	—

•	Headcount at December 31, 2017.

***

BRAZIL

	(millions of euros)			(millions of Brazilian reais)
		1st Quarter 2018	1st Quarter 2017	1st Quarter	1st Quarter 2018 comparable	1st Quarter 2017	Change
	1st Quarter	comparable					amount	%
	2018	(a)	(b)	2018	(c)	(d)	(c-d)	(c-d)/d
Revenues	1,033	1,037	1,181	4,120	4,139	3,951	188	4.8
EBITDA	353	365	372	1,407	1,456	1,247	209	16.8
EBITDA margin	34.2	35.2	31.6	34.2	35.2	31.6		3.6 pp
EBIT	131	133	81	523	530	272	258	94.9
EBIT margin	12.7	12.8	6.9	12.7	12.8	6.9		5.9 pp
Headcount at period-end (number)				9,670		(1) 9,508	162	1.7

•	Headcount at December 31, 2017.

TIM GROUP - RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

REVENUES – reconciliation of organic data

	1st Quarter	1st Quarter	Change
(millions of euros)	2018	2017	amount	%
REPORTED REVENUES	4,709	4,819	(110)	(2.3)
Adoption new accounting principles effect	33
Comparable revenues on the same accounting basis	4,742	4,819	(77)	(1.6)
Foreign currency financial statements translation effect		(202)	202
Changes in the scope of consolidation		—	—
ORGANIC REVENUES	4,742	4,617	125	2.7

EBITDA – reconciliation of organic data

	1st Quarter	1st Quarter	Change
(millions of euros)	2018	2017	amount	%
REPORTED EBITDA	1,817	1,990	(173)	(8.7)
Adoption new accounting principles effect	76
Comparable EBITDA on the same accounting basis	1,893	1,990	(97)	(4.9)
Foreign currency financial statements translation effect		(62)	62
Changes in the scope of consolidation		—	—
ORGANIC EBITDA	1,893	1,928	(35)	(1.8)
of which Non-recurring Income/(Expenses)	(95)	(24)	(71)
Foreign currency translation effect on Non-recurring Income/(Expenses)		—	—
ORGANIC EBITDA, excluding Non-recurring items	1,988	1,952	36	1.8

EBIT – reconciliation of organic data

	1st Quarter	1st Quarter	Change
(millions of euros)	2018	2017	amount	%
REPORTED EBIT	764	865	(101)	(11.7)
Adoption new accounting principles effect	42
Comparable EBIT on the same accounting basis	806	865	(59)	(6.8)
Foreign currency financial statements translation effect		(14)	14
Changes in the scope of consolidation		—	—
ORGANIC EBIT	806	851	(45)	(5.3)
of which Non-recurring Income/(Expenses)	(95)	(24)	(71)
Foreign currency translation effect on Non-recurring Income/(Expenses)		—	—
ORGANIC EBIT, excluding Non-recurring items	901	875	26	3.0

DOMESTIC - RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

EBITDA – reconciliation of organic data

	1st Quarter	1st Quarter	Change
(millions of euros)	2018	2017	amount	%
REPORTED EBITDA	1,470	1,621	(151)	(9.3)
Adoption new accounting principles effect	63
Comparable EBITDA on the same accounting basis	1,533	1,621	(88)	(5.4)
Foreign currency financial statements translation effect	—	—	—
Changes in the scope of consolidation	—	(3)	3
ORGANIC EBITDA	1,533	1,618	(85)	(5.3)
of which Non-recurring Income/(Expenses)	(95)	(24)	(71)
ORGANIC EBITDA, excluding Non-recurring items	1,628	1,642	(14)	(0.9)

EBIT – reconciliation of organic data

	1st Quarter	1st Quarter	Change
(millions of euros)	2018	2017	amount	%
REPORTED EBIT	639	787	(148)	(18,8)
Adoption new accounting principles effect	39
Comparable EBIT on the same accounting basis	678	787	(109)	(13,9)
Foreign currency financial statements translation effect		—	—
Changes in the scope of consolidation		(1)	1
ORGANIC EBIT	678	786	(108)	(13,7)
of which Non-recurring Income/(Expenses)	(95)	(24)	(71)
ORGANIC EBIT, excluding Non-recurring items	773	810	(37)	(4,6)

TIM GROUP - DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

Revolving Credit Facilities and term loans

In the table below are shown the composition and the drawdown of the committed credit lines available as of March 31, 2018:

	3/31/2018		12/31/2017
(billions of euros)	Committed	Utilized	Committed	Utilized
Revolving Credit Facility – due May 2019	—	—	4.0	—
Revolving Credit Facility – due March 2020	—	—	3.0	—
Revolving Credit Facility – due January 2023	5.0	—	—	—
Total	5.0	—	7.0	—

As at March 31, 2018 TIM had a syndicated Revolving Credit Facility for the amount of 5 billion euros and expiring on January 16, 2023, currently unused.

Furthermore, TIM has:

•	a bilateral Term Loan with Mediobanca for the amount of 134 million euros expiring in November 2019, drawn down for the full amount; on May 7, 2018 TIM exercised its right of early resolution, in force on May 10, 2018;

•	a bilateral Term Loan with ICBC for the amount of 120 million euros expiring in July 2020, drawn down for the full amount;

•	a hot money loan with Banca Popolare Emilia Romagna for the amount of 150 million euros expiring in July 2018, drawn down for the full amount;

•	a hot money loan with Intesa Sanpaolo for the amount of 200 million euros expiring in December 2018, drawn down for the full amount.

Bonds

With reference to bond evolution neither new issues nor repayments occurred in the first quarter 2018 compared to December 31, 2017.

With respect to the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, at March 31, 2018, the amount was 205 million euros (nominal amount) and increased by 1 million euros compared to December 31, 2017 (204 million euros).

The nominal amount of repayment, net of the Group’s bonds buyback, related to the bonds expiring in the following 18 months as of March 31, 2018 issued by TIM S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by TIM S.p.A.) totals 4,145 million euros with the following detail:

•	593 million euros, due May 25, 2018;

•	549 million euros (equivalent to 677 USD million), due June 4, 2018;

•	582 million euros, due December 14, 2018;

•	832 million euros, due January 29, 2019;

•	617 million euros (equivalent to 760 USD million), due June 18, 2019;

•	972 million euros (equivalent to 850 GBP million), due June 24, 2019.

The bonds issued by the TIM Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that would involve the early automatic redemption of the bonds in relation to events other than the insolvency of the TIM Group(1). Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by TIM S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

(1)	The case of change in control would involve the repayment in advance of the convertible bond of TIM S.p.A., the EIB loans and the bilateral Term Loan with Mediobanca, as better described hereafter.

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets, including, for example, commitments not to use the company’s assets as collateral for loans (“negative pledges”).

With reference to the loans received by TIM S.p.A. from the European Investment Bank (“EIB”), as at March 31, 2018, the total nominal amount of outstanding loans amounted to 1,950 million euros, of which 800 million euros at direct risk and 1,150 million euros secured.

EIB loans not secured by bank guarantees for a nominal amount equal to 800 million euros need to apply the following covenant:

•	in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the advance repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor);

•	in the loan of 500 million euros signed on December 14, 2015 TIM enter into a contractual agreement according to which, for all the duration of the loan, the total financial indebtedness of the companies of the Group different from TIM S.p.A., and except in case that indebtedness is entirely and irrevocably guaranteed by TIM S.p.A., will be less than the 35% (thirty-five per cent) of the Group total financial indebtedness.

EIB loans secured by bank or approved parties guarantees for a total nominal amount of 1,150 million euros and the loans at direct risk, respectively, of 300 million euros signed on July 30, 2014 and 500 million euros signed on December 14, 2015, need to apply the following covenants:

•	“Inclusion clause”, provided on loans for a total amount of 1,650 million euros, according to which in the event TIM commits to keep in other loan contracts financial covenants (and in the loans at direct risk signed in 2014 and 2015, also more stringent clauses, for example, cross default and restrictions of the sale of goods) which are not present or are stricter than those granted to the EIB, then the EIB will have the right to request, at its fair opinion, in case those variations shall have negative consequences on TIM financial capacity, the providing of guarantees or the modification of the loan contract in order to envisage an equivalent provision in favor of the EIB;

•	“Network Event”, clause provided on loans for a total amount of 1,350 million euros, according to which, against the disposal of the entire fixed network or of a substantial part of it (in any case more than half in quantitative terms) in favor of not controlled third parties or in case of disposal of the controlling stake of the company in which the network or a substantial part of it has previously been transferred, TIM shall immediately inform EIB, which shall have the option of requiring the provision of guarantees or amendment of the loan contract or an alternative solution.

TIM S.p.A. loan contracts do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed.

The loan contracts contain the usual other types of covenants, including the commitment not to use the Company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In the Loan contracts and in the Bonds, TIM must provide communication in case of change in control. Identification elements to prove that event of change in control and the applicable consequences – among which, at the investors’ discretion, the possible constitution of guarantees or the repayment in advance of the issued amount by cash or shares and the cancellation of the commitment in absence of a different agreement – are precisely disciplined in each contract.

Furthermore, the outstanding loans contain a general commitment by TIM, whose breach is an event of default, not to implement mergers, demergers or transfer of business, involving entities outside the Group. Such event of default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the cancellation of the undrawn commitment amounts.

In the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

We finally underline that, as of March 31, 2018, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

TIM GROUP - EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE CONSOLIDATED INCOME STATEMENTS

The effects of non-recurring events and transactions on the separate consolidated income statements line items are set out below in accordance with Consob communication DME/RM/9081707 dated September 16, 2009:

	1st Quarter	1st Quarter
(millions of euros)	2018	2017
Acquisition of goods and services:
Professional expenses, consulting services and other costs	(2)	—
Employee benefits expenses:
Expenses related to restructuring, rationalization and other	(1)	(5)
Other operating expenses:
Sundry expenses and other provisions	(92)	(19)
Impact on Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	(95)	(24)
Impact on EBIT - Operating profit (loss)	(95)	(24)
Finance expenses:
Interest expenses and other finance expenses	(2)	(7)
Impact on profit (loss) before tax from continuing operations	(97)	(31)
Income taxes on non-recurring items	4	9
Provision charges foe Sparkle tax dispute	—	(93)
Impact on profit (loss) for the period	(93)	(115)

TIM GROUP - ADOPTION OF THE NEW IFRS 9 AND IFRS 15 STANDARDS

This section provides an overview of the main elements of IFRS 9 (Financial Instruments) and IFRS 15 (Revenue from Contracts with Customers) and reports the impact of the application of the standards as of January 1, 2018.

IFRS 9 (FINANCIAL INSTRUMENTS)

On November 22, 2016, Regulation (EU) 2016/2067 was issued, which adopted IFRS 9 (Financial Instruments) at EU level, relating to the classification, measurement and derecognition of financial assets and liabilities, impairment of financial instruments, and hedge accounting.

As permitted by IFRS 9, the TIM Group has opted for:

•	the continued application of the hedge accounting requirements of IAS 39, instead of the requirements of IFRS 9;

•	the non-restatement of comparative information provided in the year the new standard is first applied.

Commencing as of January 1, 2018, TIM has amended the impairment model applied to financial assets (including trade receivables due from customers), adopting an expected credit loss model, which replaces the incurred loss model required by IAS 39. In application of IFRS 9, the classification (and hence measurement) of financial assets has also been modified and is now based on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. Under IAS 39, financial assets were classified (and hence measured) on the basis of their destination.

TIM Management has identified its business models for Group financial assets (other than trade receivables due from customers) on the basis of how the financial instruments are managed and their cash flows used. The purpose of the models is to ensure an adequate level of financial flexibility and to best manage, in terms of risks and returns, the short, medium and long-term financial resources immediately available to the Group through the treasuries of Group companies and in accordance with the strategies set forth by the Parent TIM.

The business models adopted by the TIM Group are:

•	Hold to Collect: covering financial instruments measured at “amortized cost”: i) which are used to absorb temporary cash surpluses and ensure suitable market returns; ii) which by their nature are low risk; iii) which are mainly held to maturity;

•	Hold to Collect and Sell: covering financial instruments measured at “fair value through other comprehensive income”: i) which are used to absorb short/medium-term cash surpluses; ii) which are classed as low-risk monetary or debt instruments; iii) which are normally held to maturity or sold in the event that specific cash needs arise;

•	Hold to Sell: covering financial instruments measured at “fair value through profit or loss”: i) which are used to dynamically manage cash surpluses not managed under the business models identified above; ii) which are classed as monetary, debt or equity trading instruments with a higher level of risk and subject to greater price volatility than in the previous business models; iii) which are not normally held until their natural maturity, but purchased and sold repeatedly, even in very short periods of time.

For the management of trade receivables, TIM Management has identified different business models based on the specific nature of the receivables, the type of counterparty and collection times, in order to optimize the management of working capital through the constant monitoring of the payment performance of customers, the steering of credit collection policies, the management of programs for the disposal of receivables, and the factoring of receivables, in line with financial planning needs.

The business models adopted by the TIM Group for managing trade receivables are:

•	Hold to Collect: this model covers receivables from the provision of services and the sale of products to Corporate customers, the Public Sector, and OLOs, as well as other “non core” receivables. Such receivables are measured at “amortized cost”, are low risk, and are generally held to maturity. Management will assess opportunities for the sale of individual positions only, where conditions are favorable;

•	Hold to Collect and sell: this model envisages the recurring and mass sale of receivables from the provision of services to Consumer and Small Business customers, where invoices issued before the termination of the contract are earmarked for disinvestment, receivables from the sale of products to Mobile Consumer customers bundled with prepaid offers (handsets), receivables from sales to Dealer networks, and receivables from the sale of products to Fixed-line Consumer and Business customers on installment plans or single payment terms. These receivables are measured at “fair value through other comprehensive income”.

At the transition date (January 1, 2018), TIM has chosen to continue to report gains and losses from “other investments (other than those in subsidiaries, associates and joint ventures), classified under IAS 39 as “available-for-sale financial assets” and measured at fair value, in other comprehensive income (OCI), also under IFRS 9. Therefore, starting from January 1, 2018, other investments are measured at fair value through OCI. Only dividend income from other investments is recognized in the income statement, while all other gains and losses are recognized in OCI without reclassification to the separate income statement when the financial asset is disposed of or impaired as provided by IAS 39.

The changes in the classification of financial assets had no material impact on the measurement of the assets for the TIM Group.

The comprehensive net impact (including tax effects) of the adoption of IFRS 9 on consolidated equity at January 1, 2018 (transition date) was mainly linked to the recognition of higher provisions for expected losses on trade receivables, connected with the introduction of an expected credit loss model, replacing the incurred loss model required by IAS 39.

IFRS 15 (REVENUES FROM CONTRACTS WITH CUSTOMERS)

On September 22, 2016, Regulation (EC) 2016/1905 was issued, which adopted IFRS 15 (Revenues from contracts with customers) and the related amendments at EU level. On October 31, 2017, clarifications to IFRS 15 were adopted through Regulation 2017/1987.

IFRS 15 replaces the standards that formerly governed revenue recognition, namely IAS 18 (Revenue), IAS 11 (Construction contracts) and the related interpretations on revenue recognition (IFRIC 13 Customer loyalty programmes, IFRIC 15 Agreements for the construction of real estate, IFRIC 18 Transfers of assets from customers and SIC 31 Revenue – Barter transactions involving advertising services).

The TIM Group has applied the modified retrospective method with the recognition of the cumulative effect of the first-time application of the standard as an adjustment to the opening balance of equity for the period when the standard is adopted, without restating prior periods.

The adoption of IFRS 15 affected the recognition of revenues from fixed-line and mobile offers and the recognition of contract costs. The new standard does not affect cash flows. The main differences with respect to the previous accounting standards applied (IFRS 15 vs. IAS 18, IAS 11 and relative interpretations) concern:

•	Bundle offers (bundled good and services): the allocation of contract discounts to performance obligations under IFRS 15 brings forward in time the recognition of revenues, resulting in the recognition of a contract asset and, in some cases, the deferral of revenues, entailing the recognition of a contract liability.

•	Activation/installation revenues: under previous accounting policies, these were deferred over the expected duration of the customer relationship. IFRS 15 requires that such revenues – given that they are not allocated to separate performance obligations – are allocated to other contract obligations, bringing forward in time the recognition of the revenues.

•	Contract costs (incremental costs of obtaining a contract and costs to fulfill a contract): under previous accounting policies, these costs were capitalized or deferred and recognized in the income statement on the basis of the expected duration of the contract and the type of customer. The approach is substantially confirmed under IFRS 15, with the exception of the reclassification of certain contract costs and the change in the types of costs considered, in some cases.

The comprehensive net impact (including tax effects) of the adoption of IFRS 15 on consolidated equity at January 1, 2018 (transition date) was not material and mainly connected with the combined effects of:

•	the change in the types of contract costs that are deferred (negative effect);

•	the new approach to recognizing activation/installation revenues and the recognition of contract assets connected with the earlier recognition of revenues from bundle offers (positive effect).

IMPACT OF THE ADOPTION OF IFRS 9 AND IFRS 15

Impacts on the consolidated financial position at 1/1/2018 (transition date)

The impacts of the transition on the main line items of the statement of financial position are shown below.

	12.31.2017	IFRS 9 impacts	IFRS 15 impacts	1.1.2018
(millions of euros)	Historical			Restated
Assets
Non-current assets
Intangible assets
Intangible assets with a finite useful life	7,192		(110)	7,082
Other non-current assets
Non-current financial assets	1,768			1,768
Miscellaneous receivables and other non-current assets	2,422		(269)	2,153
Deferred tax assets	993	27		1,020

Current assets
Trade and miscellaneous receivables and other current assets	4,959	(147)	42	4,854
Current financial assets	5,005			5,005

Total Assets	68,783	(120)	(337)	68,326

Equity and Liabilities
Equity
Equity attributable to Owners of the Parent	21,557	(100)	17	21,474
Non-controlling interests	2,226	(7)	2	2,221
Total Equity	23,783	(107)	19	23,695
Non-current liabilities
Miscellaneous payables and other non-current liabilities	1,678		(251)	1,427
Deferred tax liabilities	265	(11)	8	262

Current liabilities
Trade and miscellaneous payables and other current liabilities	7,520		(113)	7,407
Current income tax payables	112	(2)		110
Total Equity and Liabilities	68,783	(120)	(337)	68,326

Impact of new accounting standards (IFRS 9 and IFRS 15) on the main line items of the separate consolidated income statement and consolidated statement of financial position for the first quarter of 2018

To enable the year-on-year comparison of the economic and financial performance for the first quarter of 2018, this press release shows “comparable” financial position figures and “comparable” income statement figures, prepared in accordance with the previous accounting standards applied (IAS 39, IAS 18, IAS 11, and relative Interpretations).

The breakdown of the impact of the new accounting standards on key consolidated income statement figures for the first quarter of 2018 is shown below.

(millions of euros)		1st Quarter 2018 (a)	1st Quarter 2018 comparable (b)	impact of new standards (c=a-b)
Revenues	1)	4,709	4,742	(33)
Operating expenses	2)	(2,949)	(2,906)	(43)
Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)		1,817	1,893	(76)
Depreciation and amortization	3)	(1,055)	(1,089)	34
Operating profit (loss) (EBIT)		764	806	(42)
Finance income/ (expenses)	4)	(357)	(354)	(3)
Profit (loss) before tax from continuing operations		415	460	(45)
Income tax expense	5)	(163)	(174)	11
Profit (loss) for the period		252	286	(34)
Attributable to:
Owners of the Parent		216	250	(34)
Non-controlling interests		36	36	—

•	The change in Revenues was attributable to the different accounting of bundle offers and activation/installation revenues and to the discounting of revenues from installment sales at a revised discount rate, reflecting the creditworthiness of customers.

•	The change in Operating expenses was mainly due to the deferral of certain contract costs that were previously expensed and to the reclassification of some contract costs from intangible assets to other non-current assets (cost deferral), as well as higher provisions for expected losses on trade receivables, resulting from the introduction of an expected credit loss model (replacing the incurred loss model).

•	The change in Depreciation and amortization was due to the reclassification of certain contract costs from intangible assets to other non-current assets (cost deferral).

•	The change in Finance income (expenses) was due to higher provisions for expected losses on other financial assets, due to the introduction of an expected credit loss model (replacing the incurred loss model).

•	The change in Income tax expense shows the income tax effect of the changes illustrated above.

The breakdown of the impact of the new accounting standards on key consolidated statement of financial position figures at March 31, 2018 is shown below.

(millions of euros)	3/31/2018 (a)	3/31/2018 comparable (b)	Impact of new standards (c=a-b)
Assets
Non-current assets
Intangible assets	36,217	36,326	(109)
Tangible assets	16,124	16,124	—
Other non-current assets	4,579	4,823	(244)
Total Non-current assets	56,920	57,273	(353)
Current assets	9,048	9,165	(117)

Total Assets	65,968	66,438	(470)

Equity and Liabilities
Equity
Equity attributable to Owners of the Parent	21,434	21,548	(114)
Non-controlling interests	2,208	2,213	(5)
Total Equity	23,642	23,761	(119)
Non-current liabilities	30,423	30,690	(267)
Current liabilities	11,903	11,987	(84)

Total Liabilities	42,326	42,677	(351)

Total Equity and Liabilities	65,968	66,438	(470)

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the three months ended March 31, 2018 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2018-2020 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2018

TIM S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager